Organic Agricultural Company Limited

October 15, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Melissa Gilmore

Jean Yu

Sonia Bednarowski

Laura Nicholson

Re:	Organic Agricultural Company Limited

Amendment No. 1 to Registration Statement on Form S-1

Filed September 28, 2018

File No. 333-226810

Ladies and Gentlemen,

Organic Agricultural Company Limited (the “Company” or “OACL”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No.2 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in italics you will find copies of the Staff’s comment from its letter dated October 12, 2018 (the “Comment Letter”), followed by information and page reference to the location within the Amendment where responsive disclosure can be found.

Amendment No. 1 to Registration Statement on Form S-1

Business of the Company

Farmland Leases, page 28

1.	We note your revised disclosure in response to our prior comment 7. Please disclose the termination provisions in your lease agreements, if material.

United States Securities and Exchange Commission

October 15, 2018

Response to Comment 1:

As requested, we have edited the text regarding the farmland leases at page 28 as follows:

Each of the 300 farmland leases was drawn on the same form. The lease permits an affiliate of Lvxin to conduct production operations on an identified parcel of farmland for a stated period of years, up to 22 years in some leases. There are no specific provisions for termination of the leases other than upon expiration of the stated term; accordingly, a party may terminate a lease during its term only pursuant to such provisions of law as permit termination in the event of a material irremediable breach. The leases provide for a fixed rental amount, which is paid either annually on January 1 or, in some cases, prepaid for periods from 12 to 22 years. The leases assign to Lvxin the right to receive any special subsidy that the PRC may issue from time to time. The parties agree to negotiate, should any issues arise with respect to the leasehold.

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/ Jianjun Xun

     Jianjun Xun

     Chief Executive Officer